EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

State or Other Jurisdiction of
Name of Subsidiary	Incorporation or Organization

Tekelec Limited	United Kingdom
IEX Corporation	Nevada
Tekelec France E.U.R.L.	France
Tekelec Canada Inc.	Canada
Tekelec Germany GmbH	Germany
Tekelec Italy srl	Italy
Tekelec do Brasil Ltda.	Brazil
Tekelec Singapore Pte. Ltd.	Singapore
Tekelec Spain, S.L.	Spain
Tekelec Beijing Representative Office	China
Tekelec International Inc.	Delaware
Tekelec Mexico S. de R.L. de C.V.	Mexico
Tekelec Systems India Private Limited	India
Santera Systems Inc.	Delaware

*	The subsidiaries of the Registrant do not do business under any name other than as listed above